Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

November 17, 2023

Ms. Ellie Quarles
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
Securities Act Registration No: 333-274704
Zevenbergen Growth Fund and Zevenbergen Genea Fund

Dear Ms. Quarles:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) on October 18, 2023, with respect to the Trust’s registration statement on Form N-14, which was filed on September 27, 2023 in connection with the upcoming reorganization of Zevenbergen Growth Fund and Zevenbergen Genea Fund, each an existing series of Trust for Advised Portfolios (the “Target Funds”) into identically named series of the Trust (the “Acquiring Funds”) (the “Reorganizations”). The Acquiring Funds are being registered as new shell series of the Trust in order to serve as the surviving funds in the Reorganizations and will not commence a public offering until the completion of the Reorganizations.
For your convenience, the comments have been reproduced below in bold typeface immediately followed by the Trust’s responses. Where comments relate to or involve language that is repeated or restated in the registration statement, the Trust will make corresponding and consistent changes as appropriate throughout the registration statement.
The Trust undertakes to make the revisions presented in this correspondence in the definitive form of the N-14 to be filed pursuant to Rule 497(c) under the Securities Act of 1933.
Comment 1. Please note that the N-14 was submitted after 5:30 p.m. ET on September 26, 2023, and, therefore was filed with the Commission on September 27, 2023. Please acknowledge that the 30-day period prior to effectiveness begins on September 27, 2023, and reflect the effective date accordingly.
Response: The Trust acknowledges that the 30-day period prior to effectiveness of the N-14 begins on September 27, 2023.
Comment 2. Please remove the incorporation by reference of the semi-annual report for the Target Funds from page ii of the Information Statement/Prospectus, the cover page of the SAI, and any other references to the semi-annual report throughout the filing, as a more recent annual report is available and incorporated by reference.
Response: The Trust responds by making the requested revision.
Comment 3. The Staff notes the disclosures provided under “Comparison of Investment Objectives, Strategies, Risks and Restrictions” in the Information Statement/Prospectus contains too much detail regarding the investment strategies, risks and restrictions of the Funds. Please revise to include only a synopsis in this location, as required by Items 3(b) and 3(c) of Form N-14, and move the more detailed disclosures to a location after the Fees and Expenses section of the Information Statement/Prospectus.
Response: The Trust responds by making the requested revisions.
Comment 4. With respect to the description of the principal investment strategies of the Target Funds and the Acquiring Funds under “Comparison of Investment Objectives, Strategies, Risks and Restrictions” in the Information Statement/Prospectus, please delete the first paragraph or revise to describe the principal strategies or investments that the Adviser uses to achieve the principal strategies. Please also revise the disclosures related to the principal investment strategies and principal risks based on the Staff’s comments provided on the amendment to the Trust’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933 on August 18, 2023 with respect to the Acquiring Funds.
Response: The Trust responds by making the requested revisions.
Comment 5. Please revise the caption preceding the Fees and Expenses of the Funds tables to clarify that the information in the table also applies to the corresponding Acquiring Fund.
Response: The Trust responds by making the requested revision.
Comment 6. Please delete footnote 1 to each Fees and Expenses table, as the line item for Other Expenses should show actual fees.
Response: The Trust responds by making the requested revisions.
Comment 7. Please revise footnote 2 to each Fees and Expenses table date so the expiration of the Expense Caps for the Acquiring Funds is at least one year from the effective date of the Reorganization. Please make conforming changes to the discussion of the Expense Caps under “Management of the Funds.”
Response: The Trust responds by making the requested revisions.
Comment 8. Please revise footnote 2 to each Fees and Expenses table to indicate whether the recoupment of fees waived for the Target Funds will survive the Reorganizations. Please make conforming changes to the discussion of the Expense Caps under “Management of the Funds.”
Response: The Trust responds by making the requested revisions, stating that the recoupment will survive the Reorganizations.
Comment 9. Please revise the caption preceding the Example to clarify that the information in the Example also applies to the corresponding Acquiring Fund.
Response: The Trust responds by making the requested revision.
Comment 10. Please update the year-to-date performance returns for the Target Funds under “Performance History” to show performance returns for the calendar quarter ended September 30, 2023.
Response: The Trust responds by making the requested revisions.
Comment 11. With respect to the disclosure under “Board Considerations” in the section entitled “Information about the Reorganizations,” please revise the disclosure under the 9th bullet point to specify the potential conflicts of interest that were considered.
Response: The Trust responds by making the requested revision.
Comment 12. With respect to the disclosure under “Board Considerations” in the section entitled “Information about the Reorganizations,” please discuss whether the Target Funds’ Board considered any alternatives to the Reorganizations. Please also disclose any considerations adverse to the approval of the Reorganizations.
Response: The Trust responds by noting that, as discussed in the specified section and in several other locations in the document, the reason for the Reorganizations is specific to the circumstances surrounding an unrelated series of Trust for Advised Portfolios. Therefore, unlike more typical reorganizations, the reasons a board may consider alternatives do not apply.

Comment 13. The Staff notes the information provided in the Capitalization table in the section entitled “Information about the Reorganizations” is as of July 31, 2023. Please update this table to a date within 30 days of the N-14 filing date or confirm in correspondence that there has been no material changes since July 31, 2023 that would impact the information provided in the table.
Response: The Trust responds by updating the information to be as of a date within 30 days of the definitive N-14 filing.
Comment 14. The Staff notes the information provided in the section entitled “Ownership of Securities of the Funds” is as of July 31, 2023. Please provide this information as of a date within 30 days of the filing of the N-14.
Response: The Trust responds by updating the information to be as of a date within 30 days of the definitive N-14 filing date.
Comment 15. Please include a consent of counsel with respect to the discussion of the opinion of counsel and to counsel being named in the N-14 as an exhibit to the N-14.
Response: The Trust responds by undertaking to file the requested exhibit.
If you have any questions or comments concerning this filing, please feel free to contact me at 626-914-7372.
Sincerely,
/s/ Scott Resnick
Scott Resnick
Secretary
Advisor Managed Portfolios
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